VIA EDGAR

                                                                                     June 4, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporate Finance

Re:	Acorda Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 000-50513

Dear Ladies and Gentlemen:

This letter sets forth the responses of Acorda Therapeutics, Inc. (“Acorda”, "we" or the “Company”) to the Staff’s letter dated May 23, 2013 with respect to the above-captioned filing.  For the Staff’s convenience we have repeated the Staff’s comment below before our response.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
Segment Information, page F-14

1.
We acknowledge your disclosure that you do not have separate reportable segments. It appears that you do not include the product revenue disclosures and the geographic information required by ASC 280-10-50-40 and 41. In addition, although you disclose your product distribution network as a concentration of risk on page F-13, you do not appear to provide the information about major customers pursuant to ASC 280-10-50-42. Please provide us proposed disclosure to be included in future periodic reports pursuant to ASC 280-10-50-40 through 42 or tell us why these disclosures are not required.

We respectfully acknowledge the Staff’s comment with respect to segment and geographic disclosure, and in response will expand our disclosure in our Form 10-Q for the quarter ended June 30, 2013 by adding the following underlined language into its accounting policies and will include similar language in future filings, where applicable:

Segment and Geographic Information

The Company is managed and operated as one business which is focused on the identification, development and commercialization of novel therapies that improve neurological function in people with multiple sclerosis (MS), spinal cord injury (SCI) and other disorders of the central nervous system. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business with respect to any of its products or product candidates and the Company does not prepare discrete financial information with respect to separate products or product candidates or by location.  Accordingly, the Company views its business as one reportable operating segment. Net product revenues reported to date are derived from the sales of Ampyra and Zanaflex in the United States.

Concentration of Credit Risk

The Company’s principal direct customers as of December 31, 2012 were a network of specialty pharmacies, Kaiser, and the specialty distributor to the VA for Ampyra and wholesale pharmaceutical distributors for Zanaflex Capsules and Zanaflex tablets. The Company periodically assesses the financial strength of these customers and establishes allowances for anticipated losses, if necessary. Four customers individually accounted for more than 10% of the Company’s revenue in 2012, and three customers in 2011 and 2010. Four customers individually accounted for more than 10% of the Company’s accounts receivable as of December 31, 2012  and three customers as of December 31, 2011. The Company’s net product revenues are generated in the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call me at 914-326-5119.

Sincerely,

/s/ David Lawrence
David Lawrence
Chief Financial Officer